Commission File Number: 24-10035

SECURITIES AND EXCHANGE COMMISSION


03021181

AMENDMENT NUMBER 4 TO

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933


RECD S.E.C.
JUN 3 - 2003
1086

Madison Financial Corporation
(Exact name of issuer as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation or organization)
660 University Shopping Center, Richmond, Kentucky 40475

(859) 626-8008
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Cynthia W. Young
Wyatt, Tarrant & Combs, LLP
2800 PNC Plaza
Louisville, Kentucky 40202
(502) 562-7292
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6021
(Primary Standard Industrial Classification Code Number)

61-1335285
I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART III -- EXHIBITS

Index to Exhibits

The following exhibits are filed as exhibits to the offering statement:

Description	Sequential Page No.
(2)(a) Articles of Incorporation of Madison Financial Corporation, as amended (previously filed)	
(2)(b) Bylaws of Madison Financial Corporation (previously filed)	
(2)(c) Amendment to Articles of Incorporation of Madison Financial Corporation (previously filed)	
(4) Subscription Agreement (attached as Exhibit A to the Offering Circular included in Part II)	
(6)(a) Directors' 1999 Stock Option Plan, with amendments (previously filed)	
(6)(b) Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated October 15, 1998 (previously filed)	
(6)(c) Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated February 1, 1999 (previously filed)	
(6)(d) Lease Agreement between Madison Bank and 1st Madison Properties, Inc., dated June 15, 2000 (previously filed)	
(6)(e) Lease Agreement between Madison Bank and University Shopping Center, dated September 9, 1996, Lease Modification dated October 10, 1996, and Addendum to Lease dated June 24, 1997 (previously filed)	
(6)(f) Land Lease between Madison Bank and Hardy Oil Company, Inc., dated June 1, 1999 (previously filed)	
(6)(g) Lease Agreement between Madison Insurance Agency and 1st Madison Properties, Inc., dated April 12, 2000 (previously filed)	
(6)(h) Data Processing Agreement between Madison Bank and Computer Services, Inc., dated April 1, 2002 (previously filed)	
(6)(i) Promissory Note of Madison Financial Corporation dated August 23, 2002 evidencing $1,000,000 line of credit, secured by 80,000 shares of Madison Bank stock (previously filed)	
(6)(j) Lease Modification Agreement between Madison Insurance Agency and 1st Madison Properties, Inc. (previously filed)	
(6)(k) Agreement between Madison Bank and Bankers Service Corporation (previously filed)	
(10) Consent of Baldwin, Upchurch & Foley, independent certified accountants (previously filed)	
(11) Opinion of counsel as to the legality of the securities offered	4
(12) Form of letter to potential investors concerning availability of offering materials (previously filed)	

Exhibit 11



WYATT, TARRANT & COMBS, LLP

500 West Jefferson Street, Suite 2800
Louisville, Kentucky 40202-2898
502.589.5235
Fax: 502.589.0309

June 2, 2003

Board of Directors
Madison Financial Corporation
660 University Shopping Center
Richmond, KY 40475

Ladies and Gentlemen:

We have acted as counsel of Madison Financial Corporation (the "Issuer"), in connection with the proposed offering by the Issuer of as many as 30,000 shares of its Series A Cumulative Nonvoting Preferred Stock, no par value, at a purchase price of $100 per share.

In connection with this opinion, we have reviewed the Articles of Incorporation of the Issuer, in the form filed with the Office of the Secretary of State of the Commonwealth of Kentucky, certain resolutions adopted by the Board of Directors and shareholders of the Issuer, and the Offering Statement (herein so called) pursuant to which the shares are proposed to be offered, as amended by Amendment Nos. 1, 2, 3 and 4, in the form filed, or to be filed, with the Securities and Exchange Commission.

Based on the foregoing, it is our opinion that, when issued against payment of the purchase price, in the manner contemplated by the Offering Statement, the shares will be legally issued, fully paid and nonassessable

This opinion is based on Kentucky law and is furnished for your benefit only in connection with your filing of the Offering Statement with the Securities and Exchange Commission. It may not be relied upon by any other person or in any other context without our prior written consent, provided we hereby consent to the filing of a copy of this opinion with the Securities and Exchange Commission.

Sincerely yours,

WYATT, TARRANT & COMBS, LLP

Wyatt, Tarrant & Combs, LLP

www.wyattfirm.com

250 West Main Street, Suite 1600
Lexington, KY 40507-1746
859.233.2012

918 State Street
Bowling Green, KY 42101
270.842.1050

1715 Aaron Brenner Drive, Suite 800
Memphis, TN 38120-4367
901.537.1000

500 West Jefferson Street, Suite 2800
Louisville, KY 40202-2898
502.589.5235

311 West Main Street
Frankfort, KY 40601-1807
502.223.2104

2525 West End Avenue, Suite 1500
Nashville, TN 37203-1423
615.244.0020

101 West Spring Street, Suite 500
New Albany, IN 47150-3610
812.945.3561

SIGNATURES

The issuer has duly caused this Amendment Number 4 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Kentucky, on June 2, 2003.

MADISON FINANCIAL CORPORATION

By William M. Walters

William M. Walters, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Dr. Randy Allen	Director	June 2, 2003
J. Michael Burns	Director	
Dr. Douglas G. Owen	Director	June 2, 2003
Michael R. Eaves	Director	June 2, 2003
Michael D. Eidson	Director	June 2, 2003
Merwyn L. Jackson	Director	June 2, 2003
Frank D. Morrow	Director	
Debra G. Neal	Director	June 2, 2003

Donald R. Snyder	Director	June 2, 2003
William M. Walters	Director	June 2, 2003
John E. Young, IV	Director	June 2, 2003
William M. Walters	Chief Executive Officer	June 2, 2003
Debra G. Neal	Chief Financial Officer	June 2, 2003